FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 21, 2003

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
_____________________________________
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A. INDEX TO EXHIBITS
Item
1.	Press release dated November 19, 2003.
2.	Press release dated November 19, 2003.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)
Dated: November 21, 2003	By:	/s/ John Ratcliffe
Name: John Ratcliffe Title: Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
November 19, 2003

MILLICOM RECEIVES THE REQUISITE CONSENTS PURSUANT TO ITS
TENDER OFFER AND CONSENT SOLICITATION FOR ITS 11% SENIOR
NOTES DUE 2006 AND ITS CONSENT SOLICITATION FOR ITS 2% SENIOR
CONVERTIBLE PAYABLE-IN-KIND NOTES

New York, London and Luxembourg – November 19, 2003 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq: MICC) announced today that it has received the requisite tenders and consents from holders of its 11% Senior Notes due 2006 (the “11% Senior Notes”) to amend the indenture governing the 11% Senior Notes. On November 7, 2003, Millicom commenced a cash tender offer and consent solicitation (the “11% Senior Notes Tender Offer”) relating to all of the $395,219,000 outstanding principal amount of the 11% Senior Notes. The consent date relating to the consent solicitation expired at 5:00 p.m., EST, on Tuesday, November 18, 2003 (the “Consent Date”). On or prior to the Consent Date, holders of more than a majority of the outstanding principal amount of the 11% Senior Notes had tendered their 11% Senior Notes and consented to (i) the waiver of certain possible past defaults under, and (ii) proposed amendments to, the indenture governing the 11% Senior Notes and related documents. Among other things, these amendments will eliminate certain of the indenture’s restrictive covenants, amend certain other provisions contained in the indenture and shorten the optional redemption notice period of the 11% Senior Notes.

Millicom expects to execute shortly a supplemental indenture relating to the 11% Senior Notes that effectuates the proposed amendments described in the Offer to Purchase and Consent Solicitation Statement. Subject to the completion by Millicom of its offering of 10% Senior Notes due 2013 (the “Financing Transaction”), which is expected to occur on Monday, November 24, 2003, the expected settlement date for the holders who tendered before the Consent Date is on or around November 25, 2003, at which time the amendments to the indenture will become effective. The 11% Senior Notes Tender Offer will expire at 11:59 p.m., New York City time, on December 8, 2003, unless terminated or extended. If the Financing Transaction is completed and less than all of the outstanding notes are tendered in the 11% Senior Notes Tender Offer, then Millicom intends to redeem any outstanding 11% Senior Notes in accordance with their terms.

In addition, Millicom announced today that it has received the requisite consents from holders of its 2% Senior Payable-In-Kind Notes due 2006 (the “2% Senior Convertible PIK Notes”) to (i) the waiver of certain possible past defaults under the indenture governing the 2% Senior Convertible PIK Notes and (ii) the waiver of compliance with the limitation on restricted payments covenant in such indenture in connection with Millicom’s proposed redemption or repurchase of its 13.5% Senior Subordinated Notes due 2006 with the proceeds of the Financing Transaction.

Morgan Stanley & Co. Incorporated is acting as the exclusive dealer manager and solicitation agent for the 11% Senior Notes Tender Offer. The depositary for the 11% Senior Notes Tender Offer is the Bank of New York. The 11% Senior Notes Tender Offer is being made pursuant to an Offer to Purchase and Consent Solicitation Statement dated November 7, 2003, and a related Letter of Transmittal and Consent, which more fully set forth the terms and conditions of the tender offer and consent solicitation.

Questions regarding the 11% Senior Notes Tender Offer may be directed to Morgan Stanley & Co. Incorporated, at (800) 624-1808. Requests for copies of the Offer to Purchase and Consent Solicitation Statement and related documents may be directed to D. F. King & Co., Inc., at (212) 269-5550.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to the 11% Senior Notes or the 2% Senior Convertible PIK Notes. The 11% Senior Notes Tender Offer is made solely by means of the Offer to Purchase and Consent Solicitation Statement.

The 10% Senior Notes due 2013 have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The 10% Senior Notes due 2013 may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the Securities Act) except pursuant to a registration statement under, or an applicable exemption from the registration requirements of, the Securities Act.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockholder, bank manager, solicitor, accountant or other independent financial adviser authorized under the Financial Services and Markets Act 2000 (if you are in the United Kingdom), or from another appropriately authorized independent financial adviser.

Stabilisation: FSA/IPMA

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Additionally, this press release shall not constitute a solicitation of consents or proxies in any jurisdiction in which it is unlawful to make such solicitation or grant such consents or proxies.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom, any of its group members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at: www.millicom.com

Item 2

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
November 19, 2003

MIC further reduces costs of debt

New York, London and Luxembourg – November 19, 2003 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq: MICC) today announced the pricing of its offering of US$550 million 10 per cent senior notes due 2013.

The proceeds will be used to repay US$137 million of the 13½ per cent senior subordinated notes due 2006 and US$395 million of the 11 per cent senior notes due 2006.

The offering is the third and final stage of Millicom’s financial restructuring, further reducing its cost of borrowing and extending the maturity of its debt.

The new senior notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The new senior notes may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the Securities Act) except pursuant to a registration statement under, or an applicable exemption from the registration requirements of, the Securities Act.

In the United Kingdom, this announcement is directed exclusively at persons who fall within article 19 or article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001.

Stabilisation: FSA/IPMA

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom, any of its group members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Millicom is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 382 million people. In addition, Millicom provides high-speed wireless data services in five countries.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at: www.millicom.com